UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Harmonic Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

413160102

(CUSIP Number)

December 31st, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 413160102	Page 2

1.	Name of Reporting Person: TD Asset Management Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO

13G

CUSIP No. 413160102	Page 3 of 8

1.	Name of Reporting Person: Epoch Investment Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13G, filed by TD Asset Management Inc. on February 11th, 2015 (the “Statement”), amends and supplements such Statement with respect to the Common Stock (as defined below) of the Issuer (as defined below).

Item 1.	(a). Name of Issuer Harmonic Inc. (the “Issuer”) (b). Address of Issuer’s Principal Executive Offices: 4300 North First Street | San Jose | CA 95134
Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

(i) TD Asset Management Inc. (“TDAM”)

Canada Trust Tower, BCE Place, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2

Citizenship: Canada

(ii) Epoch Investment Partners, Inc. (“Epoch”)

399 Park Avenue, New York, New York 10022

Citizenship: USA

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons are wholly-owned subsidiaries of TD Bank Financial Group. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of the shares reported herein.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number: 413160102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

Item 4.

Ownership.

(a)    Amount beneficially owned:

TDAM individually beneficially owns 0 shares of Common Stock.

Epoch individually beneficially owns 0 shares of Common Stock.

Collectively, the Reporting Persons beneficially own 0 shares of Common Stock.

(b)    Percent of class:

The ownership percentages set forth below are based on 87,057,000 shares of the Issuer’s Common Stock outstanding as of December 31st, 2018.

TDAM may be deemed to beneficially own approximately 0% of the outstanding shares of Common Stock.

Epoch may be deemed the beneficial owner of approximately 0% of the shares of Common Stock outstanding.

Collectively, the Reporting Persons may be deemed the beneficial owner of approximately 0% of the outstanding shares of Common Stock.

(c)    Number of Shares as to which the Reporting Person has:

TDAM:

(i)    Sole power to vote or to direct the vote:
        0

(ii)    Shared power to vote or to direct the vote:
        0

(iii)    Sole power to dispose or to direct the disposition of:
        0

(iv)    Shared power to dispose or to direct the disposition of:
        0

Epoch:

(i)    Sole power to vote or to direct the vote:
        0

(ii)    Shared power to vote or to direct the vote:
        0

(iii)    Sole power to dispose or to direct the disposition of:
        0

(iv)    Shared power to dispose or to direct the disposition of:
        0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. This Item 7 is not applicable.

Item 8.

Identification and Classification of Members of the Group.

The filing of this statement should not be construed to be an admission that the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act or the rules thereunder.

Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.

Item 10.

Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6th, 2019

TD ASSET MANAGEMENT INC.

By:	/s/ Barbara Callbeck

Name: Title:	Barbara Callbeck Managing Director

EPOCH INVESTMENT PARTNERS, INC.

By:	/s/ David A. Barnett

Name: Title:	David A. Barnett Managing Attorney & Chief Compliance Officer

EXHIBIT LIST

Exhibit 99.1    Joint Filing Agreement, dated February 6th, 2019, among the Reporting Persons (filed herewith).